                                                                    EXHIBIT 99.1



N E W S   R E L E A S E
--------------------------------------------------------------------------------


INVESTOR CONTACTS:

Larry James                                    Suresh Kumar
(1) 408.941.1110                               (65) 360.4060
jamesl@charteredsemi.com                       sureshk@charteredsemi.com

MEDIA CONTACTS:
Chartered Singapore:                           For Chartered:
Maggie Tan                                     Laurie Stanley, Wired Island, Ltd.
(65) 360.4705                                  (1) 510.656.0999
tanmaggie@charteredsemi.com                    laurie@wiredisland.tc

ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS
THE FINANCIAL STATEMENTS IN THIS REPORT ARE IN CONFORMITY WITH US GAAP


                  CHARTERED REPORTS SECOND QUARTER 2001 RESULTS

         Severe Industry Downturn Against Backdrop of Weakening Economy
               Continues to Adversely Impact Company's Performance

     -  REVENUES OF $100.7 MILLION, COMPARED TO $271.4 MILLION IN 2Q 2000
     -  LOSS PER ADS OF $0.78, COMPARED TO PROFIT PER ADS OF $0.43 IN 2Q 2000
     - LOSS PER ORDINARY SHARE OF $0.08, COMPARED TO PROFIT PER ORDINARY SHARE OF $0.04 IN 2Q 2000


SINGAPORE - JULY 20, 2001 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced revenues and net loss for its second quarter 2001 which reflected the impact of continued severe weakness in the end markets served by its customers, prolonged correction of abnormally high inventories and a weakening global economic scenario.

"The second quarter was extremely challenging for the industry and for Chartered. In the last three quarters, the semiconductor industry has experienced one of its sharpest decelerations and 2001 is now expected to be its worst year of contraction. Broad weakness in end markets coupled with the extended process of bringing inventories into balance throughout the supply chain caused our customers to continually adjust their order levels downward. We saw weakness in every segment and, compared to the first quarter, the largest revenue decline was in the communications segment," said Barry Waite, president & CEO of Chartered.

SUMMARY OF SECOND QUARTER 2001 PERFORMANCE

- Net revenues were $100.7 million in second quarter 2001, down 62.9% compared to $271.4 million in second quarter 2000. The significant drop in revenues was mainly due to lower shipments to the communications and consumer segments. Including Chartered's share of its minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), net revenues were $102.4 million, down 65.8% from $299.6 million in the same quarter a year ago. Compared to first quarter 2001, Chartered net revenues were down 51.3% as a result of a sharp decline in shipments to all market segments, with the exception of the computer segment where the decline was relatively less severe.

- Gross profit was negative $63.5 million, or negative 63.0% of net revenues, down from $94.8 million, or 34.9% of net revenues, in the same quarter a year ago, primarily due to lower revenues and higher depreciation.

- Research and development (R&D) expenses increased by $2.9 million from the year-ago quarter as the Company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

- General and administrative (G&A) expenses decreased by $13.1 million compared to the year-ago quarter, primarily due to reductions in payroll and related expenses. Sales and marketing expenses increased by $1.6 million primarily due to increased support for customer prototyping activities.

- Pre-production fab start-up costs were $3.7 million in second quarter 2001, all related to Fab 7, compared to $5.6 million mostly related to CSP (Fab
     6) in the same quarter a year ago.

- Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $25.2 million compared to a profit of $0.2 million in the year-ago quarter, primarily due to a significant drop in the utilization rate caused by reduced demand. Minority interest in loss of our joint-venture fab, CSP (Fab 6), was $18.3 million compared to $10.3 million in the year-ago quarter, primarily due to higher depreciation and low utilization.

- Other income was $5.5 million compared to $0.4 million in the year-ago quarter. The increase was primarily due to grant income related to our R&D and training activities. Net interest income was $3.3 million compared to $8.9 million in the year-ago quarter, primarily due to higher interest expense associated with the convertible bond offering completed in early April.

- Net loss of $107.6 million, or negative 106.8% of net revenues, reflected a decline of $165.5 million from a net income of $58.0 million, or 21.4% of net revenues, in the same quarter a year ago.

- Loss per American Depositary Share (ADS) and loss per share (EPS) in second quarter 2001 were $0.78 and $0.08 respectively on a diluted basis, compared with a profit per ADS and profit per share of $0.43 and $0.04 respectively in second quarter 2000. Average diluted ADS count and ordinary share count increased by 2.2 million and 22.6 million respectively, primarily due to the follow-on offering in May 2000.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in second quarter 2001 were 87.8 thousand wafers (eight-inch equivalent), a decrease of 61.2% compared to 226.2 thousand wafers (eight-inch equivalent) in second quarter 2000 and a decrease of 47.3% compared to 166.4 thousand wafers (eight-inch equivalent) shipped in first quarter 2001, due to lower demand.

- ASP decreased by 4.4% to $1,147 per wafer in second quarter 2001 compared to $1,200 per wafer in second quarter 2000. Compared to first quarter 2001, ASP declined 7.6% from $1,242 per wafer. Excluding the impact of a $3.9 million adjustment relating to prior period activity with a specific customer, the ASP for second quarter 2001 was $1,192 per wafer, a decline of 0.7% and 4.0% respectively, compared to the year-ago quarter and previous quarter.

- Capacity utilization declined to 31% in second quarter 2001 from 107% during the year-ago quarter and 61% in first quarter 2001. The decline was primarily due to lower demand; however, a higher capacity level also affected the utilization rate in the second quarter. Capacity increased approximately 26% from second quarter 2000 to second quarter 2001 and was slightly higher in second quarter 2001 compared to first quarter 2001.


MARKET DYNAMICS

For the twelve months ending June 30, 2001, the communications segment continued to be the largest contributor to revenues.


REVENUE BREAKDOWN BY MARKET SEGMENT*

                                                Twelve months ending
                                         Mar 31, 2001           Jun 30, 2001
                                      -----------------      -----------------
Market Segment                        % of Net revenues      % of Net revenues
--------------                        -----------------      -----------------
Communications                               49                     45
Computer                                     27                     32
Consumer                                     14                     12
Memory                                        9                     10
Other                                         1                      1

----------
*Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)

By region, the US continued to be the Company's largest market.


REVENUE BREAKDOWN BY REGION*

                                                  Twelve months ending
                                          Mar 31, 2001           Jun 30, 2001
                                        -----------------     -----------------
Region                                  % of Net revenues     % of Net revenues
------                                  -----------------     -----------------
America                                        60                    61
Europe                                         22                    19
Asia-Pacific                                   14                    16
Japan                                           4                     4

----------
*Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)


RECENT HIGHLIGHTS AND ACHIEVEMENTS

- In June, Chartered delivered to Integrated Silicon Solution, Inc. (ISSI) the first production-ready device to utilize its leading edge 0.13 micron, all-copper technology. Volume production of this high-performance static random access memory (SRAM) is expected to begin ramping in second half of this year. Additional customer prototyping is also expected to take place in the second half of this year. This success with ISSI validates Chartered's ability to integrate high-performance, high-density building blocks, thus enabling delivery of proven manufacturing solutions to customers using system-on-chip methods for advanced devices.

- Earlier this month, Chartered announced a new low-k process for the fabrication of next-generation integrated circuits. This copper technology has been implemented at the 0.13-micron technology node, where Chartered has successfully demonstrated yield on an SRAM test vehicle. Initially targeted at semiconductors for communications applications such as high-performance optical networking and broadband data transport systems, it is also expected to be well suited for designs in computing and consumer electronics applications. The announcement marks an important milestone toward the successful integration of copper and advanced low-k dielectrics, offering a proven platform for addressing the system requirements of leading-edge applications at 0.13 micron and below. A key deliverable of the joint development agreement between Chartered and Agere Systems, the new technology is scheduled for 0.13-micron manufacture as early as the first quarter of 2002.


REVIEW AND OUTLOOK

The Company has not yet seen signs of stabilization in the marketplace and customer visibility remains poor. Inventory reductions are still significantly impacting order rates, making it more difficult to determine end-market consumption. While our customer demands and industry modeling continue to point toward a bottoming in the second half of this year, the exact timing and pace of the expected recovery is difficult to predict. Given this uncertainty, Chartered is reducing its 2001 capital expenditure plan and is continuing to execute on a wide range of actions to reduce cost across the organization. For example, during the second quarter, including maintenance time, Chartered idled its fabs for periods ranging up to twelve days. Given forecasted utilization levels for the third quarter, Chartered expects to continue selective idling of its fabs, while avoiding customer disruptions, in order to reduce cost.

The Company projects the following for third quarter, based on limited visibility:

-    Revenues down approximately 15%, compared to the second quarter

- Average selling price up by a few percentage points, compared to the adjusted $1,192 second-quarter ASP

-    Utilization in the mid-20s

-    Gross profit margin a loss of approximately $84 million to $86 million

-    Loss per ADS approximately 94 to 96 cents

Based on the current assessment of semiconductor market growth over the next two to three years, the Company has re-profiled its start-up plan for Fab 7, its first 300mm fab. Initial production is not expected to be required until 2003, one year later than the prior plan. Primarily due to this change, the Company will reduce 2001 capital expenditures to $700 million, down $300 million from the prior plan of $1,000 million.

Solid progress has already been made on the development of 300mm process technology with the Company having completed over three-fourths of the necessary unit process "recipes." This work will continue through completion, and Chartered retains the flexibility to accelerate the Fab 7 schedule should the market recover more quickly than expected.

"While the industry rebound appears likely to occur later in the year than previously expected, we remain confident in our belief that the foundry industry can grow at a compounded annual rate of 30+% this decade, driven by the increasingly compelling economics of outsourcing and the rapid growth rate of fabless semiconductor companies. Chartered has both the technology momentum, as evidenced by our recent 0.13-micron announcements, and the financial strength, as evidenced by our strong balance sheet, cash and credit facilities of well over two billion dollars, to remain a top-tier player in this dynamic industry. With our core strengths becoming even more complementary to our customers, we expect to be well positioned when solid industry growth resumes," said Waite.


WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its second-quarter results and third-quarter outlook on a conference call today, July 20, 2001, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, July 19, 2001). A webcast of the conference call will be available to all interested parties on Chartered's Web site www.charteredsemi.com, under Investor Information, Releases & Confcalls.


MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For the third quarter, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, 31 August, Singapore time.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                                                 US GAAP

                                                                          Three Months Ended                 Six Months Ended
                                                                                June 30,                         June 30,
                                                                         2000             2001             2000             2001
                                                                       --------         ---------        --------         ---------
Net revenue                                                            $271,382         $ 100,672        $509,791         $ 307,361
Cost of revenue                                                         176,586           164,136         330,926           360,485
                                                                       --------         ---------        --------         ---------
Gross profit (loss)                                                      94,796           (63,464)        178,865           (53,124)
                                                                       --------         ---------        --------         ---------

Operating expenses:
  Research and development                                               17,808            20,664          35,114            41,855
  Fab start-up costs                                                      5,574             3,741          17,242             9,118
  Sales and marketing                                                     7,676             9,267          16,995            17,487
  General and administrative                                             23,659            10,562          40,277            23,460
                                                                       --------         ---------        --------         ---------
     Total operating expenses                                            54,717            44,234         109,628            91,920
                                                                       --------         ---------        --------         ---------

Operating income (loss)                                                  40,079          (107,698)         69,237          (145,044)
Equity in income (loss) of SMP                                              224           (25,220)         (2,028)          (43,852)
Other income                                                                359             5,457           2,643            13,048
Interest income                                                          12,969            14,947          20,844            27,801
Interest expense                                                         (4,090)          (11,649)         (7,787)          (15,008)
Exchange gain                                                             2,326             2,952           4,125             1,556
                                                                       --------         ---------        --------         ---------
Income (loss) before income taxes                                        51,867          (121,211)         87,034          (161,499)
Income tax expense                                                       (4,242)           (4,643)         (8,012)          (13,256)
                                                                       --------         ---------        --------         ---------
Income (loss) before minority interest                                   47,625          (125,854)         79,022          (174,755)
Minority interest in loss of CSP                                         10,336            18,297          16,756            36,290
                                                                       --------         ---------        --------         ---------
Net income (loss)                                                      $ 57,961         $(107,557)       $ 95,778         $(138,465)
                                                                       ========         =========        ========         =========
Net income (loss) per share and ADS

Basic net income (loss) per share                                      $   0.04         $   (0.08)       $   0.07         $   (0.10)
Diluted net income (loss) per share                                        0.04             (0.08)           0.07             (0.10)

Basic net income (loss) per ADS                                        $   0.43         $   (0.78)       $   0.73         $   (1.00)
Diluted net income (loss) per ADS                                          0.43             (0.78)           0.72             (1.00)

Number of shares (in millions) used in computing:
- basic net income (loss) per share                                     1,334.1           1,381.3         1,307.0           1,380.7
- effect of dilutive options                                               24.6                --            26.3                --
                                                                       --------         ---------        --------         ---------
- diluted net income (loss) per share                                   1,358.7           1,381.3         1,333.3           1,380.7
                                                                       --------         ---------        --------         ---------

Number of ADS (in millions) used in computing:
- basic net income (loss) per ADS                                         133.4             138.1           130.7             138.1
- effect of dilutive options                                                2.5                --             2.6                --
                                                                       --------         ---------        --------         ---------
- diluted net income (loss) per ADS                                       135.9             138.1           133.3             138.1
                                                                       --------         ---------        --------         ---------

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)


                                                                               US GAAP

                                                                                As of
                                                                    -----------------------------
                                                                    December 31,        June 30,
                                                                        2000              2001
                                                                    ------------       ----------
ASSETS
  Cash and cash equivalents                                          $  924,116        $1,310,882
  Accounts receivable                                                   185,042           108,659
  Inventories                                                            34,003            11,621
  Other current assets                                                   21,388            15,676
                                                                     ----------        ----------
     Total current assets                                             1,164,549         1,446,838
  Property, plant and equipment, net                                  1,917,896         1,946,485
  Investment in SMP                                                      90,408            80,378
  Other non-current assets                                               44,269            57,058
                                                                     ----------        ----------
     Total assets                                                    $3,217,122        $3,530,759
                                                                     ==========        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable                                                   $  191,205        $  130,101
  Current installments of obligations under capital leases                7,822             2,781
  Current installments of long-term debt                                156,343           152,545
  Accrued operating expenses                                            205,340           160,198
  Other current liabilities                                              55,118           101,494
                                                                     ----------        ----------
     Total current liabilities                                          615,828           547,119
  Long-term debt, excluding current installments                        426,120           962,850
  Other liabilities                                                      67,870            82,708
                                                                     ----------        ----------
     Total liabilities                                                1,109,818         1,592,677
  Minority interests                                                    138,021            99,771
  Shareholders' equity                                                1,969,283         1,838,311
                                                                     ----------        ----------
     Total liabilities and shareholders' equity                      $3,217,122        $3,530,759
                                                                     ==========        ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)


                                                                              US GAAP

                                                                     For The Six Months Ended
                                                                     -------------------------
                                                                      June 30,       June 30,
                                                                        2000           2001
                                                                     ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $   95,778     $ (138,465)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Equity in loss of SMP                                                   2,027         43,852
  Depreciation and amortization                                         153,567        214,140
  Foreign exchange gain on financing activities                          (1,243)           (68)
  Minority interest in loss of CSP                                      (16,756)       (36,290)
  Gain (loss) on disposal of property, plant and equipment                3,426            (57)
  Other                                                                      94        (11,004)
Changes in operating working capital:
  Accounts receivable                                                    (6,839)        87,246
  Amount due to (from) ST, ST affiliates and SMP, net                    (3,416)         1,192
  Inventories                                                            (2,419)        22,382
  Prepaid expenses                                                         (625)          (914)
  Trade accounts payable                                                 (1,124)        (5,044)
  Accrued operating expenses                                             43,213        (45,142)
  Other current liabilities                                               5,110          5,911
                                                                     ----------     ----------
Net cash provided by operating activities:                              270,793        137,739
                                                                     ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment                       8,651         14,589
Purchase of property, plant and equipment                              (486,000)      (307,382)
Technology license fees paid                                             (6,180)        (6,000)
Investment in SMP                                                       (20,242)            --
                                                                     ----------     ----------
Net cash used in investing activities:                                 (503,771)      (298,793)
                                                                     ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                                   (4,861)        14,633
Long-term debt
  Borrowings                                                            122,753        610,625
  Repayments                                                            (42,399)       (77,850)
Issuance of shares by the Company, net                                  574,869          3,343
Issuance of shares by CSP to minority shareholders                       45,998             --
Capital lease payments                                                   (2,692)        (2,129)
                                                                     ----------     ----------
Net cash provided by financing activities:                              693,668        548,622
                                                                     ----------     ----------

Net increase in cash and cash equivalents                               460,690        387,568
Effect of exchange rate changes on cash and cash equivalents               (388)          (802)
Cash at the beginning of the period                                     544,996        924,116
                                                                     ----------     ----------
Cash at the end of the period                                        $1,005,298     $1,310,882
                                                                     ==========     ==========

ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a substantially completed sixth fab that is in the process of being equipped as a 300mm facility.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our long term and near term outlook for the year 2001 and beyond, (including projected revenues, average selling price, utilization, gross profit margin and loss per ADS); the foundry industry outlook; our revised plans for Fab 7 and expected pilot production date; our cost reduction plans; the anticipated progress of ISSI's volume production of SRAM and our 0.13-micron process for prototyping and production; our collaborative efforts, qualification and production plans and the areas of application for the new low-k process using all copper technology; our capital expenditures and financings, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in our plans for our fabrication facilities, including Fab 7; the performance level of our fabrication facilities; changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands; availability of materials, equipment, manpower and timely regulatory approvals, availability of financings and terms thereof; and continued success in technological advances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       ###